AMENDMENT NO. 1 TO BUSINESS LOAN

                                    AGREEMENT


This Amendment No. 1 (the "Amendment") dated as of April 21, 1997, is between Bank of America NT & SA (the "Bank") and Coffee People, Inc. (the "Borrower").

                                    RECITALS
                                    --------

A. The Bank and the Borrower entered into a certain Business Loan Agreement dated as of September 4, 1996 (the "Agreement").

B. The Bank and the Borrower desire to amend the Agreement.

                                    AGREEMENT
                                    ---------

1. Definitions. Capitalized terms used but not defined in this Amendment shall have the meaning given to them in the Agreement.

2. Amendments. The Agreement is hereby amended as follows:

     2.1 A new Article 2A is hereby added to the Agreement as follows:

          2A. FACILITY NO. 3: TERM LOAN AMOUNT AND TERMS

          2A.1 Loan Amount. The Bank agrees to provide a term loan to the Borrower in the amount of Six Million Dollars ($6,000,000) (the "Facility 3 Commitment").

          2A.2 Availability Period. The loan is available in one disbursement from the Bank between the date of this Agreement and June 1, 1997 unless the Borrower is in default.

          2A.3 Interest Rate.

          (a)  Unless the Borrower elects an optional interest rate as described
               below  the  interest  rate  is  the  Reference   Rate  plus  0.50
               percentage point.

          (b) The Reference Rate is the rate of interest publicly announced from time to time by Bank of America National Trust and Savings Association ("BofA California") in San Francisco, California, as its Reference Rate. The Reference Rate is set based on various factors, including BofA California's costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans. The Bank may price loans to its customers at, above, or below the Reference Rate. Any change in the Reference Rate shall take effect at the opening of business on the days specified in the public announcement of a change in the Reference Rate.

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          2A.4 Repayment Terms.

          (a) The Borrower will pay interest on June 1, 1997, and then monthly thereafter until payment in full of any principal outstanding under this line of credit.

          (b) The Borrower will repay the principal amount outstanding on the Expiration Date in 60 successive equal monthly installments starting June 1, 1997. On May 1, 2002, the Borrower will repay the remaining principal balance plus any interest then due.

          (c) The Borrower may prepay the loan in full or in part at any time. The prepayment will be applied to the most remote installment of principal due under this Agreement.

          2A.5 Optional Interest Rates. Instead of the interest rate based on the Reference Rate, the Borrower may elect to have all or portions of the loan bear interest at the rate(s) described below during an interest period agreed to by the Bank and Borrower. Each interest rate is a rate per year. Interest will be paid on the last day of each interest period, and on the first day each month during the interest period. At the end of any interest period, the interest will revert to the rate based on the Reference Rate, unless the Borrower has designated another optional interest rate for the portion.

          2A.6 Long Term Rate. The Borrower may elect to have all or portions of the principal balance of the loan bear interest at the Long Term Rate, subject to the following requirements:

          (a) The interest period during which the Long Term Rate will be in effect will be one year or more.

          (b)  The "Long Term Rate" means the fixed  interest  rate the Bank and
               the  Borrower   agree  will  apply  to  the  portion  during  the
               applicable interest period.

          (c) Each Long Term Rate portion will be for an amount not less than One Hundred Thousand Dollars ($100,000).

          (d) Any portion of the principal balance of the loan already bearing interest at the Long Term Rate will not be converted to a different rate during its interest period.

          (e)  The Borrower may prepay the Long Term Rate portion in whole or in part in the  minimum  amount  of Five  Hundred  Thousand  Dollars
               ($500,000). The Borrower will give the Bank irrevocable written notice of the Borrower's intention to make the prepayment, specifying the date and amount of the prepayment. The notice must be received by the Bank at least 5 banking days in advance of the prepayment. All prepayments of principal on the Long Term Rate portion will be applied on the most remote principal installment or installments then unpaid.

          (f) Each prepayment of a Long Term Rate portion, whether voluntary, by reason of acceleration or otherwise, will be accompanied by payment of all accrued interest on the amount of the prepayment and the prepayment fee described below.

          (g) The prepayment fee will be the sum of fees calculated separately for each Prepaid Installment, as follows:

               (i) The Bank will first determine the amount of interest which would have accrued each month for the Prepaid Installment had it remained outstanding until the applicable Original Payment Date, using the Long Term Rate;

               (ii) The Bank  will then  subtract  from  each  monthly  interest amount determined in (i), above, the amount of interest which would accrue for that Prepaid Installment if it were reinvested from the date of prepayment through the Original Payment Date, using the following rate:

                    (A)  If the Original Payment Date is more than 5 years after
                         the  date  of   prepayment:   the  Treasury  Rate  plus
                         one-quarter of one percentage point;

                    (B) If the Original Payment Date is 5 years or less after the date of prepayment: the Money Market Rate.

               (iii)If (i) minus  (ii) for the  Prepaid  Installment  is greater than zero, the Bank will discount the monthly differences to the date of prepayment by the rate used in (ii) above. The sum of the discounted monthly differences is the prepayment fee for that Prepaid Installment.

          (h) The following definitions will apply to the calculation of the prepayment fee:

               "Money Market" means the domestic certificate of deposit market, the eurodollar deposit market or other appropriate money market selected by the Bank.

               "Money Market Rate" means the fixed interest rate per annum which the Bank determines could be obtained by reinvesting specified Prepaid Installment in the Money Market from the date of prepayment through the Original Payment Date.

               "Original Payment Dates" mean the dates on which principal of the Long Term Rate portion would have been paid if there had been no prepayment. If a portion of the principal would have been paid later than the end of the interest period in effect at the time of prepayment, then the Original Payment Date for that portion will be the last day of the interest period.

               "Prepaid Installment" means the amount of the prepaid principal of the Long Term Rate portion which would have been paid on a single Original Payment Date.

               "Treasury Rate" means the interest rate yield for U.S. Government Treasury Securities which the Bank determines could be obtained by reinvesting a specified Prepaid Installment in such securities from the date of prepayment through the Original Payment Date.

          (i) The Bank may adjust the Treasury Rate and Money Market Rate to reflect the compounding, accrual basis, or other costs of the Long Term Rate portion. Each of the rates is the Bank's estimate only and the Bank is under no obligation to actually reinvest any prepayment. The rates will be based on information from either the Telerate or Reuters information services, The Wall Street Journal, or other information sources the Bank deems appropriate.

          2A.7 Offshore Rate. The Borrower may elect to have all or portions of the principal balance of the loan bear interest at the Offshore Rate, subject to the following requirements:

          (a) The "Offshore Rate" means the interest rate the Bank and the Borrower agree will apply to the portion during the applicable interest period.

          (b) The interest period during which the Offshore Rate will be in effect will be no shorter than 30 days and no longer than one year. The last day of the interest period will be determined by the Bank using the practices of the offshore dollar inter-bank market.

          (c) Each Offshore Rate portion will be for an amount not less than Five Hundred Thousand Dollars ($500,000).

          (d) The Borrower may not elect an Offshore Rate with respect to any portion of the principal balance of the loan which is scheduled to be repaid before the last day of the applicable interest period.

          (e) Any portion of the principal balance of the loan already bearing interest at the Offshore Rate will not be converted to a different rate during its interest period.

          (f) Each prepayment of an Offshore Rate portion, whether voluntary, by reason of acceleration or otherwise, will be accompanied by the amount of accrued interest on the amount prepaid, and a prepayment fee equal to the amount (if any) by which:

               (i) the additional interest which would have been payable on the amount prepaid had it not been paid until the last day of the interest period, exceeds

               (ii) the interest  which would have been  recoverable by the Bank by placing the amount prepaid on deposit in the offshore dollar market for a period starting on the date on which it was prepaid and ending on the last day of the interest period for such portion.

          (g) The Bank will have no obligation to accept an election for an Offshore Rate portion if any of the following described events has occurred and is continuing:

               (i) Dollar deposits in the principal amount, and for periods equal to the interest period, of an Offshore Rate portion are not available in the offshore Dollar inter-bank market; or

               (ii) the Offshore Rate does not accurately reflect the cost of an
                    Offshore Rate portion.

     2.2 Subparagraph 8.1(c) is added to the Agreement as follows:

          (c) Facility No. 3 To use the proceeds of the credit only for the acquisition of The Coffee Plantation chain in Arizona.

     2.3 A new Article 8.3A is hereby added to the Agreement as follows:

          8.3A Total Liabilities to Tangible Net Worth. To maintain a ratio of total liabilities to tangible net worth not exceeding 1.50:1.0.

               "Total liabilities" means the sum of current liabilities plus long term liabilities.

               "Tangible net worth" means the gross book value of the Borrower's assets (excluding goodwill, patents, trademarks, trade names, organization expense, treasury stock, unamortized debt discount and expense, deferred research and development costs, deferred marketing expenses, and other like intangibles) less total liabilities, including but not limited to accrued and deferred income taxes, and any reserves against assets.

     2.4 In Paragraph 8.3 of the Agreement the ratio "1.25:1.0" is substituted for the ratio "2.0:1.0."

     2.5 Paragraph 8.4 of the Agreement is amended in its entirety as follows:

          8.4 Cash Flow Ratio. To maintain for each quarterly accounting period, a cash flow ratio of at least 2.0:1.0.

               "Cash flow ratio" means the ratio of cash flow to the current portion of long term debt. "Cash flow" is defined as net income, plus depreciation and amortization, less non-financed capital expenditures, plus the cash and cash equivalents balance as of the last day of the most recent quarterly accounting period.

               This ratio will be calculated at the end of each fiscal quarter, using the result of that quarter and each of the 3 immediately preceding quarters. The current portion of long term debt will be measured as of the day of the most recent quarterly accounting period.

     2.6 Subparagraph 8.9(f) is added to the Agreement as follows:

          (f) each instance of the Borrower opening more than two stores in a State of the United States other than Oregon.

3. Conditions. This Amendment will be effective when the Bank receives the following items, in form and content acceptable to the Bank:

     3.1 The Borrower agrees to pay a Fifteen Thousand Dollar ($15,000) fee, or 0.25% of the Commitment amount, due upon execution of this Amendment.

     3.2 The Borrower agrees to provide to the Bank a copy of the definitive agreements related to the purchase of the Coffee Plantation Chain in Arizona, and a comparative schedule showing the historical same store sales results for each Coffee Plantation store being purchased by the Borrower.

4. Effect of Amendment. Except as provided in this Amendment, all of the terms and conditions of the Agreement shall remain in full force and effect.

     This Amendment is executed as of the date started at the beginning of this Amendment.



Bank of America NT & SA                     Coffee People, Inc.



By: /s/ Sharon Capizzo                      By: /s/ Kenneth B. Ross
   --------------------------                  -----------------------------
   Sharon Capizzo                              Kenneth B. Ross
   Vice President                              Chief Financial Officer